SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana Prana Announcement - Response to ASX Price Query

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

January 9, 2017

Monday 9th January 2017

Cheng Tang

Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Ltd

20 Bridge Street

Sydney, NSW. 2000

Email: cheng.tang@asx.com.au

Dear Cheng,

Prana Biotechnology Limited (ASX:PBT): Price Query

We refer to your letter received on Friday, 6th January 2017, in relation to a noted increase in the price and trading volume of the Entity’s securities on that day.

We provide the following response to your queries:

1.	Is PBT aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

In responding to this question, please consider in particular whether PBT is aware of any information that its earnings for the 6 month period ending on 31 December 2016:

a)	are likely to differ materially (downwards or upwards) from any earnings guidance it has given for the period; or

b)	if PBT has not given any earnings guidance for the period, are otherwise likely to come as a surprise to the market (by reference to analyst forecasts for the period or, if PBT is not covered by analysts, its earnings for the prior corresponding period)?

No, the Entity is not aware of any information not already released to the market. The Entity has not provided earnings guidance, and does not believe the share price is strongly related to the financial performance of the Entity at this stage.

2.	If the answer to question 1 is yes;

Not applicable.

3.	If the answer to question 1 is no, is there any other explanation that the Entity may have for the recent trading in its securities?

Other than the ‘Business Update’ announcement made on the 23rd December 2016, the entity has no other explanation for the reasons for the increase in price of the securities.

4.	Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

The Entity continues to be in compliance with the Listing Rules including Rule 3.1

5.	Please confirm that PBT’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of PBT with delegated authority from the board to respond to ASX on disclosure matters.

Yes, the responses provided have been authorised and approved by the Company.

For and on behalf of the Company;

Yours sincerely,

Phillip Hains

Company Secretary

Prana Biotechnology Limited

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